Exhibit 10.19

SOUTHERN STAR CENTRAL CORP.
SOUTHERN STAR CENTRAL GAS PIPELINE, INC.
4700 Highway 56
Owensboro, Kentucky 42301

Effective January 1, 2009

Robert S. Bahnick
1611 Linden Avenue
Owensboro, KY 42301

Dear Bob:

This letter (referred to herein as the "Amendment") when signed by both of us, sets forth certain changes in a letter agreement dated August 1, 2005 (the "Original Agreement") between you (also referred to as the "Executive") and Southern Star Central Gas Pipeline, Inc, ("SSCGP"), a wholly owned subsidiary of Southern Star Central Corp. (the "Company"). It amends certain provisions in the Original Agreements specifically referenced herein, in order to reflect terms now required to avoid excise taxes and other adverse tax consequences under Section 409A Internal Revenue Code (the "Code"), and the Original Agreement, when combined with this Amendment, shall be construed, if and where ambiguous, in a fashion consistent with the requirements of that Code section.

1.   Paragraph 2 of the Original Agreement (dealing with bonuses) is hereby amended to add to the end thereof the following sentence:

> Any bonus so determined will be paid in all events on or about the first pay date in March (and in no event later than March 15) of the year following the year to which it relates.

2.   Paragraph 3(c) of the Original Agreement (dealing with expense reimbursements) is hereby amended to add to the end thereof the following sentence:

> If and to the extent that any reimbursable expenses are taxable income to you, you understand that you must submit a claim for reimbursement, in time to receive that reimbursement no later than the end of the year in which the expense is incurred, or, if later, 2½ months after the expense was actually incurred by you.

3.   Paragraph 4(b) of the Original Agreement (dealing with payment of a prorated bonus after death while employed) is hereby amended to specify that it is payable no later than the end of the year of your death, or, if later, 2½ months after your death.

4.   Paragraph 4(c) of the Original Agreement (dealing with payment of a prorated bonus after disability while employed) is hereby amended to specify that it is payable no later than the end of the year of your eligibility for disability benefits, or, if later, 2½ months after that date.

5.   Paragraph 4(e) of the Original Agreement (dealing with severance pay) is hereby amended to add to the end thereof the following terms:

> If and to the extent any amounts payable as severance hereunder (including any amounts payable after employment terminates pursuant to Paragraph 6 hereof) is not exempt from Section 409A of the Code as severance compensation or a short term deferral (both as defined in regulations under that Code Section), it shall be payable only if the termination of employment also constitutes a "separation from service" from SSCGP and all members of a commonly controlled group as defined in Section 414(b) and (c) of the Code (using 80% common control, rather than 50% as is permissible under Code Section 409A), which separation shall be deemed to have occurred only at the date that you and SSCGP reasonably anticipate your services in any capacity (employee, independent contractor, etc.) will permanently decline to a level of less than 20% of those that were rendered in the 36 months preceding such date, other than on account of less-than-6 months leave of absence or other situation under which you have a right to reemployment, all as more fully described in Treas. Reg. 1.409A-1(h).

6.   A new Paragraph 4(g) is hereby added to the Original Agreement to read as follows:

> Notwithstanding any provision to the contrary in this Agreement, if the payments and benefits due to Executive hereunder in connection with or following a Change In Control (provided that such transaction is so considered a change in control as defined in Internal Revenue Code Section 280G), either alone or together with any other payments or benefits received or to be received by Executive from SSCGP and its affiliates (collectively, the "Aggregate Payments"), or any portion thereof, would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code (or any successor thereto), the following provisions shall apply:
>
> (i)   If the net amount that would be retained by Executive after all taxes on the Aggregate Payments are paid would be greater than the net amount that would be retained by Executive after all taxes are paid if the Aggregate Payments were limited to the largest amount that would result in no portion of the

Aggregate Payments being subject to such excise tax, Executive shall be entitled to receive the Aggregate Payments.

(ii)   If, however, the net amount that would be retained by Executive after all taxes were paid would be greater if the Aggregate Payments were limited to the largest amount that would result in no portion of the Aggregate Payments being subject to such excise tax (generally, pursuant to Code Section 280G, 2.99 times the Executive's "base amount" as defined in that Code section and regulations hereunder), the Aggregate Payments to which Executive is entitled shall be reduced to such largest amount.

If (ii) above applies, the Executive shall be entitled to select which payments or benefits shall be eliminated or reduced hereunder, and all determinations hereunder shall be made by legal or accounting counsel acceptable to Executive.

If the foregoing is in accordance with your understanding of the amended terms of your employment by SSCGP, please sign and return to the undersigned the enclosed duplicate of this letter. Upon our receipt of such fully executed copy, this shall become a binding agreement between us.

SOUTHERN STAR CENTRAL CORP.

By:

SOUTHERN STAR CENTRAL GAS PIPELINE, INC.

By:

ACCEPTED AND AGREED TO:



Date: 12/15/08

Exhibit 10.20

SOUTHERN STAR CENTRAL CORP.
SOUTHERN STAR CENTRAL GAS PIPELINE, INC.
4700 Highway 56
Owensboro, Kentucky 42301

Effective January 1, 2009

Robert W. Carlton
3655 Treehaven Bend
Owensboro, KY 42303

Dear Rob:

This letter (referred to herein as the "Amendment") when signed by both of us, sets forth certain changes in a letter agreement dated August 1, 2005 (the "Original Agreement") between you (also referred to as the "Executive") and Southern Star Central Gas Pipeline, Inc, ("SSCGP"), a wholly owned subsidiary of Southern Star Central Corp. (the "Company"). It amends certain provisions in the Original Agreements specifically referenced herein, in order to reflect terms now required to avoid excise taxes and other adverse tax consequences under Section 409A Internal Revenue Code (the "Code"), and the Original Agreement, when combined with this Amendment, shall be construed, if and where ambiguous, in a fashion consistent with the requirements of that Code section.

1.   Paragraph 2 of the Original Agreement (dealing with bonuses) is hereby amended to add to the end thereof the following sentence:

> Any bonus so determined will be paid in all events on or about the first pay date in March (and in no event later than March 15) of the year following the year to which it relates.

2.   Paragraph 3(c) of the Original Agreement (dealing with expense reimbursements) is hereby amended to add to the end thereof the following sentence:

> If and to the extent that any reimbursable expenses are taxable income to you, you understand that you must submit a claim for reimbursement, in time to receive that reimbursement no later than the end of the year in which the expense is incurred, or, if later, 2½ months after the expense was actually incurred by you.

3.   Paragraph 4(b) of the Original Agreement (dealing with payment of a prorated bonus after death while employed) is hereby amended to specify that it is payable no later than the end of the year of your death, or, if later, 2½ months after your death.

4.   Paragraph 4(c) of the Original Agreement (dealing with payment of a prorated bonus after disability while employed) is hereby amended to specify that it is payable no later than the end of the year of your eligibility for disability benefits, or, if later, 2½ months after that date.

5.   Paragraph 4(e) of the Original Agreement (dealing with severance pay) is hereby amended to add to the end thereof the following terms:

If and to the extent any amounts payable as severance hereunder (including any amounts payable after employment terminates pursuant to Paragraph 6 hereof) is not exempt from Section 409A of the Code as severance compensation or a short term deferral (both as defined in regulations under that Code Section), it shall be payable only if the termination of employment also constitutes a "separation from service" from SSCGP and all members of a commonly controlled group as defined in Section 414(b) and (c) of the Code (using 80% common control, rather than 50% as is permissible under Code Section 409A), which separation shall be deemed to have occurred only at the date that you and SSCGP reasonably anticipate your services in any capacity (employee, independent contractor, etc.) will permanently decline to a level of less than 20% of those that were rendered in the 36 months preceding such date, other than on account of less-than-6 months leave of absence or other situation under which you have a right to reemployment, all as more fully described in Treas. Reg. 1.409A-1(h).

6.   A new Paragraph 4(g) is hereby added to the Original Agreement to read as follows:

Notwithstanding any provision to the contrary in this Agreement, if the payments and benefits due to Executive hereunder in connection with or following a Change In Control (provided that such transaction is so considered a change in control as defined in Internal Revenue Code Section 280G), either alone or together with any other payments or benefits received or to be received by Executive from SSCGP and its affiliates (collectively, the "Aggregate Payments"), or any portion thereof, would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code (or any successor thereto), the following provisions shall apply:

(i)   If the net amount that would be retained by Executive after all taxes on the Aggregate Payments are paid would be greater than the net amount that would be retained by Executive after all taxes are paid if the Aggregate Payments were limited to the largest amount that would result in no portion of the

Aggregate Payments being subject to such excise tax, Executive shall be entitled to receive the Aggregate Payments.

(ii)   If, however, the net amount that would be retained by Executive after all taxes were paid would be greater if the Aggregate Payments were limited to the largest amount that would result in no portion of the Aggregate Payments being subject to such excise tax (generally, pursuant to Code Section 280G, 2.99 times the Executive's "base amount" as defined in that Code section and regulations hereunder), the Aggregate Payments to which Executive is entitled shall be reduced to such largest amount.

If (ii) above applies, the Executive shall be entitled to select which payments or benefits shall be eliminated or reduced hereunder, and all determinations hereunder shall be made by legal or accounting counsel acceptable to Executive.

If the foregoing is in accordance with your understanding of the amended terms of your employment by SSCGP, please sign and return to the undersigned the enclosed duplicate of this letter. Upon our receipt of such fully executed copy, this shall become a binding agreement between us.

SOUTHERN STAR CENTRAL CORP.

By:

SOUTHERN STAR CENTRAL GAS PIPELINE, INC.

By:

ACCEPTED AND AGREED TO:



Date: _12-19-08_

Exhibit 10.21

SOUTHERN STAR CENTRAL CORP.
SOUTHERN STAR CENTRAL GAS PIPELINE, INC.
4700 Highway 56
Owensboro, Kentucky 42301

Effective January 1, 2009

Chris W. Ellison
7 Bluegrass Court
Hesston, KS 67062

Dear Chris:

This letter (referred to herein as the "Amendment") when signed by both of us, sets forth certain changes in a letter agreement dated August 1, 2005 (the "Original Agreement") between you (also referred to as the "Executive") and Southern Star Central Gas Pipeline, Inc, ("SSCGP"), a wholly owned subsidiary of Southern Star Central Corp. (the "Company"). It amends certain provisions in the Original Agreements specifically referenced herein, in order to reflect terms now required to avoid excise taxes and other adverse tax consequences under Section 409A Internal Revenue Code (the "Code"), and the Original Agreement, when combined with this Amendment, shall be construed, if and where ambiguous, in a fashion consistent with the requirements of that Code section.

       1.   Paragraph 2 of the Original Agreement (dealing with bonuses) is hereby amended to add to the end thereof the following sentence:

> Any bonus so determined will be paid in all events on or about the first pay date in March (and in no event later than March 15) of the year following the year to which it relates.

       2.   Paragraph 3(c) of the Original Agreement (dealing with expense reimbursements) is hereby amended to add to the end thereof the following sentence:

> If and to the extent that any reimbursable expenses are taxable income to you, you understand that you must submit a claim for reimbursement, in time to receive that reimbursement no later than the end of the year in which the expense is incurred, or, if later, 2½ months after the expense was actually incurred by you.

       3.   Paragraph 4(b) of the Original Agreement (dealing with payment of a prorated bonus after death while employed) is hereby amended to specify that it is payable no later than the end of the year of your death, or, if later, 2½ months after your death.

       4.   Paragraph 4(c) of the Original Agreement (dealing with payment of a prorated bonus after disability while employed) is hereby amended to specify that it is payable no later than the end of the year of your eligibility for disability benefits, or, if later, 2½ months after that date.

5. Paragraph 4(e) of the Original Agreement (dealing with severance pay) is hereby amended to add to the end thereof the following terms:

> If and to the extent any amounts payable as severance hereunder (including any amounts payable after employment terminates pursuant to Paragraph 6 hereof) is not exempt from Section 409A of the Code as severance compensation or a short term deferral (both as defined in regulations under that Code Section), it shall be payable only if the termination of employment also constitutes a "separation from service" from SSCGP and all members of a commonly controlled group as defined in Section 414(b) and (c) of the Code (using 80% common control, rather than 50% as is permissible under Code Section 409A), which separation shall be deemed to have occurred only at the date that you and SSCGP reasonably anticipate your services in any capacity (employee, independent contractor, etc.) will permanently decline to a level of less than 20% of those that were rendered in the 36 months preceding such date, other than on account of less-than-6 months leave of absence or other situation under which you have a right to reemployment, all as more fully described in Treas. Reg. 1.409A-1(h).

6. A new Paragraph 4(g) is hereby added to the Original Agreement to read as follows:

> Notwithstanding any provision to the contrary in this Agreement, if the payments and benefits due to Executive hereunder in connection with or following a Change In Control (provided that such transaction is so considered a change in control as defined in Internal Revenue Code Section 280G), either alone or together with any other payments or benefits received or to be received by Executive from SSCGP and its affiliates (collectively, the "Aggregate Payments"), or any portion thereof, would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code (or any successor thereto), the following provisions shall apply:
>
> (i) If the net amount that would be retained by Executive after all taxes on the Aggregate Payments are paid would be greater than the net amount that would be retained by Executive after all taxes are paid if the Aggregate Payments were limited to the largest amount that would result in no portion of the

Exhibit 10.21

Aggregate Payments being subject to such excise tax, Executive shall be entitled to receive the Aggregate Payments.

(ii)   If, however, the net amount that would be retained by Executive after all taxes were paid would be greater if the Aggregate Payments were limited to the largest amount that would result in no portion of the Aggregate Payments being subject to such excise tax (generally, pursuant to Code Section 280G, 2.99 times the Executive's "base amount" as defined in that Code section and regulations hereunder), the Aggregate Payments to which Executive is entitled shall be reduced to such largest amount.

If (ii) above applies, the Executive shall be entitled to select which payments or benefits shall be eliminated or reduced hereunder, and all determinations hereunder shall be made by legal or accounting counsel acceptable to Executive.

If the foregoing is in accordance with your understanding of the amended terms of your employment by SSCGP, please sign and return to the undersigned the enclosed duplicate of this letter. Upon our receipt of such fully executed copy, this shall become a binding agreement between us.

SOUTHERN STAR CENTRAL CORP.

By:

SOUTHERN STAR CENTRAL GAS PIPELINE, INC.

By:

ACCEPTED AND AGREED TO:



Date: __12-16-2008__

Exhibit 10.22

SOUTHERN STAR CENTRAL CORP.
SOUTHERN STAR CENTRAL GAS PIPELINE, INC.
4700 Highway 56
Owensboro, Kentucky 42301

Effective January 1, 2009

David L. Finley
4153 West County Road 200 North
Rockport, IN 47635

Dear David:

This letter (referred to herein as the "Amendment") when signed by both of us, sets forth certain changes in a letter agreement dated August 1, 2005 (the "Original Agreement") between you (also referred to as the "Executive") and Southern Star Central Gas Pipeline, Inc, ("SSCGP"), a wholly owned subsidiary of Southern Star Central Corp. (the "Company"). It amends certain provisions in the Original Agreements specifically referenced herein, in order to reflect terms now required to avoid excise taxes and other adverse tax consequences under Section 409A Internal Revenue Code (the "Code"), and the Original Agreement, when combined with this Amendment, shall be construed, if and where ambiguous, in a fashion consistent with the requirements of that Code section.

1.   Paragraph 2 of the Original Agreement (dealing with bonuses) is hereby amended to add to the end thereof the following sentence:

> Any bonus so determined will be paid in all events on or about the first pay date in March (and in no event later than March 15) of the year following the year to which it relates.

2.   Paragraph 3(c) of the Original Agreement (dealing with expense reimbursements) is hereby amended to add to the end thereof the following sentence:

> If and to the extent that any reimbursable expenses are taxable income to you, you understand that you must submit a claim for reimbursement, in time to receive that reimbursement no later than the end of the year in which the expense is incurred, or, if later, 2½ months after the expense was actually incurred by you.

3.   Paragraph 4(b) of the Original Agreement (dealing with payment of a prorated bonus after death while employed) is hereby amended to specify that it is payable no later than the end of the year of your death, or, if later, 2½ months after your death.

4.   Paragraph 4(c) of the Original Agreement (dealing with payment of a prorated bonus after disability while employed) is hereby amended to specify that it is payable no later than the end of the year of your eligibility for disability benefits, or, if later, 2½ months after that date.

5.   Paragraph 4(e) of the Original Agreement (dealing with severance pay) is hereby amended to add to the end thereof the following terms:

If and to the extent any amounts payable as severance hereunder (including any amounts payable after employment terminates pursuant to Paragraph 6 hereof) is not exempt from Section 409A of the Code as severance compensation or a short term deferral (both as defined in regulations under that Code Section), it shall be payable only if the termination of employment also constitutes a "separation from service" from SSCGP and all members of a commonly controlled group as defined in Section 414(b) and (c) of the Code (using 80% common control, rather than 50% as is permissible under Code Section 409A), which separation shall be deemed to have occurred only at the date that you and SSCGP reasonably anticipate your services in any capacity (employee, independent contractor, etc.) will permanently decline to a level of less than 20% of those that were rendered in the 36 months preceding such date, other than on account of less-than-6 months leave of absence or other situation under which you have a right to reemployment, all as more fully described in Treas. Reg. 1.409A-1(h).

6.   A new Paragraph 4(g) is hereby added to the Original Agreement to read as follows:

Notwithstanding any provision to the contrary in this Agreement, if the payments and benefits due to Executive hereunder in connection with or following a Change In Control (provided that such transaction is so considered a change in control as defined in Internal Revenue Code Section 280G), either alone or together with any other payments or benefits received or to be received by Executive from SSCGP and its affiliates (collectively, the "Aggregate Payments"), or any portion thereof, would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code (or any successor thereto), the following provisions shall apply:

(i)   If the net amount that would be retained by Executive after all taxes on the Aggregate Payments are paid would be greater than the net amount that would be retained by Executive after all taxes are paid if the Aggregate Payments were limited to the largest amount that would result in no portion of the

Aggregate Payments being subject to such excise tax, Executive shall be entitled to receive the Aggregate Payments.

   (ii) If, however, the net amount that would be retained by Executive after all taxes were paid would be greater if the Aggregate Payments were limited to the largest amount that would result in no portion of the Aggregate Payments being subject to such excise tax (generally, pursuant to Code Section 280G, 2.99 times the Executive's "base amount" as defined in that Code section and regulations hereunder), the Aggregate Payments to which Executive is entitled shall be reduced to such largest amount.

If (ii) above applies, the Executive shall be entitled to select which payments or benefits shall be eliminated or reduced hereunder, and all determinations hereunder shall be made by legal or accounting counsel acceptable to Executive.

  If the foregoing is in accordance with your understanding of the amended terms of your employment by SSCGP, please sign and return to the undersigned the enclosed duplicate of this letter. Upon our receipt of such fully executed copy, this shall become a binding agreement between us.

SOUTHERN STAR CENTRAL CORP.

By:

SOUTHERN STAR CENTRAL GAS PIPELINE, INC.

By:

ACCEPTED AND AGREED TO:

_____
DAVID L. FINLEY

Date: 12 - 15 - 2008

Exhibit 10.23

SOUTHERN STAR CENTRAL CORP.
SOUTHERN STAR CENTRAL GAS PIPELINE, INC.
4700 Highway 56
Owensboro, Kentucky 42301

Effective January 1, 2009

Beverly H. Griffith
1919 Lexington Avenue
Owensboro, KY 42301

Dear Beverly:

This letter (referred to herein as the "Amendment") when signed by both of us, sets forth certain changes in a letter agreement dated August 1, 2005 (the "Original Agreement") between you (also referred to as the "Executive") and Southern Star Central Gas Pipeline, Inc, ("SSCGP"), a wholly owned subsidiary of Southern Star Central Corp. (the "Company"). It amends certain provisions in the Original Agreements specifically referenced herein, in order to reflect terms now required to avoid excise taxes and other adverse tax consequences under Section 409A Internal Revenue Code (the "Code"), and the Original Agreement, when combined with this Amendment, shall be construed, if and where ambiguous, in a fashion consistent with the requirements of that Code section.

1.   Paragraph 2 of the Original Agreement (dealing with bonuses) is hereby amended to add to the end thereof the following sentence:

> Any bonus so determined will be paid in all events on or about the first pay date in March (and in no event later than March 15) of the year following the year to which it relates.

2.   Paragraph 3(c) of the Original Agreement (dealing with expense reimbursements) is hereby amended to add to the end thereof the following sentence:

> If and to the extent that any reimbursable expenses are taxable income to you, you understand that you must submit a claim for reimbursement, in time to receive that reimbursement no later than the end of the year in which the expense is incurred, or, if later, 2½ months after the expense was actually incurred by you.

3.   Paragraph 4(b) of the Original Agreement (dealing with payment of a prorated bonus after death while employed) is hereby amended to specify that it is payable no later than the end of the year of your death, or, if later, 2½ months after your death.

4.   Paragraph 4(c) of the Original Agreement (dealing with payment of a prorated bonus after disability while employed) is hereby amended to specify that it is payable no later than the end of the year of your eligibility for disability benefits, or, if later, 2½ months after that date.

5. Paragraph 4(e) of the Original Agreement (dealing with severance pay) is hereby amended to add to the end thereof the following terms:

> If and to the extent any amounts payable as severance hereunder (including any amounts payable after employment terminates pursuant to Paragraph 6 hereof) is not exempt from Section 409A of the Code as severance compensation or a short term deferral (both as defined in regulations under that Code Section), it shall be payable only if the termination of employment also constitutes a "separation from service" from SSCGP and all members of a commonly controlled group as defined in Section 414(b) and (c) of the Code (using 80% common control, rather than 50% as is permissible under Code Section 409A), which separation shall be deemed to have occurred only at the date that you and SSCGP reasonably anticipate your services in any capacity (employee, independent contractor, etc.) will permanently decline to a level of less than 20% of those that were rendered in the 36 months preceding such date, other than on account of less-than-6 months leave of absence or other situation under which you have a right to reemployment, all as more fully described in Treas. Reg. 1.409A-1(h).

6. A new Paragraph 4(g) is hereby added to the Original Agreement to read as follows:

> Notwithstanding any provision to the contrary in this Agreement, if the payments and benefits due to Executive hereunder in connection with or following a Change In Control (provided that such transaction is so considered a change in control as defined in Internal Revenue Code Section 280G), either alone or together with any other payments or benefits received or to be received by Executive from SSCGP and its affiliates (collectively, the "Aggregate Payments"), or any portion thereof, would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code (or any successor thereto), the following provisions shall apply:
>
> > (i) If the net amount that would be retained by Executive after all taxes on the Aggregate Payments are paid would be greater than the net amount that would be retained by Executive after all taxes are paid if the Aggregate Payments were limited to the largest amount that would result in no portion of the

Aggregate Payments being subject to such excise tax, Executive shall be entitled to receive the Aggregate Payments.

(ii)   If, however, the net amount that would be retained by Executive after all taxes were paid would be greater if the Aggregate Payments were limited to the largest amount that would result in no portion of the Aggregate Payments being subject to such excise tax (generally, pursuant to Code Section 280G, 2.99 times the Executive's "base amount" as defined in that Code section and regulations hereunder), the Aggregate Payments to which Executive is entitled shall be reduced to such largest amount.

If (ii) above applies, the Executive shall be entitled to select which payments or benefits shall be eliminated or reduced hereunder, and all determinations hereunder shall be made by legal or accounting counsel acceptable to Executive.

If the foregoing is in accordance with your understanding of the amended terms of your employment by SSCGP, please sign and return to the undersigned the enclosed duplicate of this letter. Upon our receipt of such fully executed copy, this shall become a binding agreement between us.

SOUTHERN STAR CENTRAL CORP.

By:

SOUTHERN STAR CENTRAL GAS PIPELINE, INC.

By:

ACCEPTED AND AGREED TO:

Date: 12/16/08

C:\Documents and Settings\griffith\Local Settings\Temporary Internet Files\OLK12\Southern Star - Griffith_Southern Star Employment Agreement Amendment_409A_2008.DOC

Exhibit 10.24

SOUTHERN STAR CENTRAL CORP.
SOUTHERN STAR CENTRAL GAS PIPELINE, INC.
4700 Highway 56
Owensboro, Kentucky 42301

Effective January 1, 2009

Susanne W. Harris
1621 Linden Avenue
Owensboro, KY 42301

Dear Susie:

This letter (referred to herein as the "Amendment") when signed by both of us, sets forth certain changes in a letter agreement dated August 1, 2005 (the "Original Agreement") between you (also referred to as the "Executive") and Southern Star Central Gas Pipeline, Inc, ("SSCGP"), a wholly owned subsidiary of Southern Star Central Corp. (the "Company"). It amends certain provisions in the Original Agreements specifically referenced herein, in order to reflect terms now required to avoid excise taxes and other adverse tax consequences under Section 409A Internal Revenue Code (the "Code"), and the Original Agreement, when combined with this Amendment, shall be construed, if and where ambiguous, in a fashion consistent with the requirements of that Code section.

1.   Paragraph 2 of the Original Agreement (dealing with bonuses) is hereby amended to add to the end thereof the following sentence:

> Any bonus so determined will be paid in all events on or about the first pay date in March (and in no event later than March 15) of the year following the year to which it relates.

2.   Paragraph 3(c) of the Original Agreement (dealing with expense reimbursements) is hereby amended to add to the end thereof the following sentence:

> If and to the extent that any reimbursable expenses are taxable income to you, you understand that you must submit a claim for reimbursement, in time to receive that reimbursement no later than the end of the year in which the expense is incurred, or, if later, 2½ months after the expense was actually incurred by you.

3.   Paragraph 4(b) of the Original Agreement (dealing with payment of a prorated bonus after death while employed) is hereby amended to specify that it is payable no later than the end of the year of your death, or, if later, 2½ months after your death.

4.   Paragraph 4(c) of the Original Agreement (dealing with payment of a prorated bonus after disability while employed) is hereby amended to specify that it is payable no later than the end of the year of your eligibility for disability benefits, or, if later, 2½ months after that date.

5.   Paragraph 4(e) of the Original Agreement (dealing with severance pay) is hereby amended to add to the end thereof the following terms:

> If and to the extent any amounts payable as severance hereunder (including any amounts payable after employment terminates pursuant to Paragraph 6 hereof) is not exempt from Section 409A of the Code as severance compensation or a short term deferral (both as defined in regulations under that Code Section), it shall be payable only if the termination of employment also constitutes a "separation from service" from SSCGP and all members of a commonly controlled group as defined in Section 414(b) and (c) of the Code (using 80% common control, rather than 50% as is permissible under Code Section 409A), which separation shall be deemed to have occurred only at the date that you and SSCGP reasonably anticipate your services in any capacity (employee, independent contractor, etc.) will permanently decline to a level of less than 20% of those that were rendered in the 36 months preceding such date, other than on account of less-than-6 months leave of absence or other situation under which you have a right to reemployment, all as more fully described in Treas. Reg. 1.409A-1(h).

6.   A new Paragraph 4(g) is hereby added to the Original Agreement to read as follows:

> Notwithstanding any provision to the contrary in this Agreement, if the payments and benefits due to Executive hereunder in connection with or following a Change In Control (provided that such transaction is so considered a change in control as defined in Internal Revenue Code Section 280G), either alone or together with any other payments or benefits received or to be received by Executive from SSCGP and its affiliates (collectively, the "Aggregate Payments"), or any portion thereof, would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code (or any successor thereto), the following provisions shall apply:
>
> (i)   If the net amount that would be retained by Executive after all taxes on the Aggregate Payments are paid would be greater than the net amount that would be retained by Executive after all taxes are paid if the Aggregate Payments were limited to the largest amount that would result in no portion of the

Aggregate Payments being subject to such excise tax, Executive shall be entitled to receive the Aggregate Payments.

(ii)   If, however, the net amount that would be retained by Executive after all taxes were paid would be greater if the Aggregate Payments were limited to the largest amount that would result in no portion of the Aggregate Payments being subject to such excise tax (generally, pursuant to Code Section 280G, 2.99 times the Executive's "base amount" as defined in that Code section and regulations hereunder), the Aggregate Payments to which Executive is entitled shall be reduced to such largest amount.

If (ii) above applies, the Executive shall be entitled to select which payments or benefits shall be eliminated or reduced hereunder, and all determinations hereunder shall be made by legal or accounting counsel acceptable to Executive.

If the foregoing is in accordance with your understanding of the amended terms of your employment by SSCGP, please sign and return to the undersigned the enclosed duplicate of this letter. Upon our receipt of such fully executed copy, this shall become a binding agreement between us.

SOUTHERN STAR CENTRAL CORP.

By:

SOUTHERN STAR CENTRAL GAS PIPELINE, INC.

By:

ACCEPTED AND AGREED TO:

_____

Date: _____12/15/08_____

Exhibit 10.25

SOUTHERN STAR CENTRAL CORP.
SOUTHERN STAR CENTRAL GAS PIPELINE, INC.
4700 Highway 56
Owensboro, Kentucky 42301

Effective January 1, 2009

Daryl R. Johnson
3288 Buckland Square, Apartment B
Owensboro, KY 42301

Dear Daryl:

This letter (referred to herein as the "<u>Amendment</u>") when signed by both of us, sets forth certain changes in a letter agreement dated August 1, 2005 (the "Original Agreement") between <u>you</u> (also referred to as the "Executive") and Southern Star Central Gas Pipeline, Inc, ("<u>SSCGP</u>"), a wholly owned subsidiary of Southern Star Central Corp. (the "<u>Company</u>"). It amends certain provisions in the Original Agreements specifically referenced herein, in order to reflect terms now required to avoid excise taxes and other adverse tax consequences under Section 409A Internal Revenue Code (the "Code"), and the Original Agreement, when combined with this Amendment, shall be construed, if and where ambiguous, in a fashion consistent with the requirements of that Code section.

1. Paragraph 2 of the Original Agreement (dealing with bonuses) is hereby amended to add to the end thereof the following sentence:

> Any bonus so determined will be paid in all events on or about the first pay date in March (and in no event later than March 15) of the year following the year to which it relates.

2. Paragraph 3(c) of the Original Agreement (dealing with expense reimbursements) is hereby amended to add to the end thereof the following sentence:

> If and to the extent that any reimbursable expenses are taxable income to you, you understand that you must submit a claim for reimbursement, in time to receive that reimbursement no later than the end of the year in which the expense is incurred, or, if later, 2½ months after the expense was actually incurred by you.

3. Paragraph 4(b) of the Original Agreement (dealing with payment of a prorated bonus after death while employed) is hereby amended to specify that it is payable no later than the end of the year of your death, or, if later, 2½ months after your death.

4. Paragraph 4(c) of the Original Agreement (dealing with payment of a prorated bonus after disability while employed) is hereby amended to specify that it is payable no later than the end of the year of your eligibility for disability benefits, or, if later, 2½ months after that date.

5.   Paragraph 4(e) of the Original Agreement (dealing with severance pay) is hereby amended to add to the end thereof the following terms:

If and to the extent any amounts payable as severance hereunder (including any amounts payable after employment terminates pursuant to Paragraph 6 hereof) is not exempt from Section 409A of the Code as severance compensation or a short term deferral (both as defined in regulations under that Code Section), it shall be payable only if the termination of employment also constitutes a "separation from service" from SSCGP and all members of a commonly controlled group as defined in Section 414(b) and (c) of the Code (using 80% common control, rather than 50% as is permissible under Code Section 409A), which separation shall be deemed to have occurred only at the date that you and SSCGP reasonably anticipate your services in any capacity (employee, independent contractor, etc.) will permanently decline to a level of less than 20% of those that were rendered in the 36 months preceding such date, other than on account of less-than-6 months leave of absence or other situation under which you have a right to reemployment, all as more fully described in Treas. Reg. 1.409A-1(h).

6.   A new Paragraph 4(g) is hereby added to the Original Agreement to read as follows:

Notwithstanding any provision to the contrary in this Agreement, if the payments and benefits due to Executive hereunder in connection with or following a Change In Control (provided that such transaction is so considered a change in control as defined in Internal Revenue Code Section 280G), either alone or together with any other payments or benefits received or to be received by Executive from SSCGP and its affiliates (collectively, the "Aggregate Payments"), or any portion thereof, would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code (or any successor thereto), the following provisions shall apply:

(i)   If the net amount that would be retained by Executive after all taxes on the Aggregate Payments are paid would be greater than the net amount that would be retained by Executive after all taxes are paid if the Aggregate Payments were limited to the largest amount that would result in no portion of the

Aggregate Payments being subject to such excise tax, Executive shall be entitled to receive the Aggregate Payments.

(ii)   If, however, the net amount that would be retained by Executive after all taxes were paid would be greater if the Aggregate Payments were limited to the largest amount that would result in no portion of the Aggregate Payments being subject to such excise tax (generally, pursuant to Code Section 280G, 2.99 times the Executive's "base amount" as defined in that Code section and regulations hereunder), the Aggregate Payments to which Executive is entitled shall be reduced to such largest amount.

If (ii) above applies, the Executive shall be entitled to select which payments or benefits shall be eliminated or reduced hereunder, and all determinations hereunder shall be made by legal or accounting counsel acceptable to Executive.

If the foregoing is in accordance with your understanding of the amended terms of your employment by SSCGP, please sign and return to the undersigned the enclosed duplicate of this letter. Upon our receipt of such fully executed copy, this shall become a binding agreement between us.

SOUTHERN STAR CENTRAL CORP.

By:

SOUTHERN STAR CENTRAL GAS PIPELINE, INC.

By:

ACCEPTED AND AGREED TO:



Date: 12/15/08

Exhibit 10.26

SOUTHERN STAR CENTRAL CORP.
SOUTHERN STAR CENTRAL GAS PIPELINE, INC.
4700 Highway 56
Owensboro, Kentucky 42301

Effective January 1, 2009

Richard J. Reischman
P.O. Box 467
Tonganoxie, KS 66086

Dear Rick:

This letter (referred to herein as the "<u>Amendment</u>") when signed by both of us, sets forth certain changes in a letter agreement dated August 1, 2005 (the "Original Agreement") between <u>you</u> (also referred to as the "Executive") and Southern Star Central Gas Pipeline, Inc, ("<u>SSCGP</u>"), a wholly owned subsidiary of Southern Star Central Corp. (the "<u>Company</u>"). It amends certain provisions in the Original Agreements specifically referenced herein, in order to reflect terms now required to avoid excise taxes and other adverse tax consequences under Section 409A Internal Revenue Code (the "Code"), and the Original Agreement, when combined with this Amendment, shall be construed, if and where ambiguous, in a fashion consistent with the requirements of that Code section.

1.   Paragraph 2 of the Original Agreement (dealing with bonuses) is hereby amended to add to the end thereof the following sentence:

> Any bonus so determined will be paid in all events on or about the first pay date in March (and in no event later than March 15) of the year following the year to which it relates.

2.   Paragraph 3(c) of the Original Agreement (dealing with expense reimbursements) is hereby amended to add to the end thereof the following sentence:

> If and to the extent that any reimbursable expenses are taxable income to you, you understand that you must submit a claim for reimbursement, in time to receive that reimbursement no later than the end of the year in which the expense is incurred, or, if later, 2½ months after the expense was actually incurred by you.

3.   Paragraph 4(b) of the Original Agreement (dealing with payment of a prorated bonus after death while employed) is hereby amended to specify that it is payable no later than the end of the year of your death, or, if later, 2½ months after your death.

4.   Paragraph 4(c) of the Original Agreement (dealing with payment of a prorated bonus after disability while employed) is hereby amended to specify that it is payable no later than the end of the year of your eligibility for disability benefits, or, if later, 2½ months after that date.

5.   Paragraph 4(e) of the Original Agreement (dealing with severance pay) is hereby amended to add to the end thereof the following terms:

> If and to the extent any amounts payable as severance hereunder (including any amounts payable after employment terminates pursuant to Paragraph 6 hereof) is not exempt from Section 409A of the Code as severance compensation or a short term deferral (both as defined in regulations under that Code Section), it shall be payable only if the termination of employment also constitutes a "separation from service" from SSCGP and all members of a commonly controlled group as defined in Section 414(b) and (c) of the Code (using 80% common control, rather than 50% as is permissible under Code Section 409A), which separation shall be deemed to have occurred only at the date that you and SSCGP reasonably anticipate your services in any capacity (employee, independent contractor, etc.) will permanently decline to a level of less than 20% of those that were rendered in the 36 months preceding such date, other than on account of less-than-6 months leave of absence or other situation under which you have a right to reemployment, all as more fully described in Treas. Reg. 1.409A-1(h).

6.   A new Paragraph 4(g) is hereby added to the Original Agreement to read as follows:

> Notwithstanding any provision to the contrary in this Agreement, if the payments and benefits due to Executive hereunder in connection with or following a Change In Control (provided that such transaction is so considered a change in control as defined in Internal Revenue Code Section 280G), either alone or together with any other payments or benefits received or to be received by Executive from SSCGP and its affiliates (collectively, the "Aggregate Payments"), or any portion thereof, would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code (or any successor thereto), the following provisions shall apply:
>
> (i)   If the net amount that would be retained by Executive after all taxes on the Aggregate Payments are paid would be greater than the net amount that would be retained by Executive after all taxes are paid if the Aggregate Payments were limited to the largest amount that would result in no portion of the

Aggregate Payments being subject to such excise tax, Executive shall be entitled to receive the Aggregate Payments.

(ii)   If, however, the net amount that would be retained by Executive after all taxes were paid would be greater if the Aggregate Payments were limited to the largest amount that would result in no portion of the Aggregate Payments being subject to such excise tax (generally, pursuant to Code Section 280G, 2.99 times the Executive's "base amount" as defined in that Code section and regulations hereunder), the Aggregate Payments to which Executive is entitled shall be reduced to such largest amount.

If (ii) above applies, the Executive shall be entitled to select which payments or benefits shall be eliminated or reduced hereunder, and all determinations hereunder shall be made by legal or accounting counsel acceptable to Executive.

If the foregoing is in accordance with your understanding of the amended terms of your employment by SSCGP, please sign and return to the undersigned the enclosed duplicate of this letter. Upon our receipt of such fully executed copy, this shall become a binding agreement between us.

SOUTHERN STAR CENTRAL CORP.

By:

SOUTHERN STAR CENTRAL GAS PIPELINE, INC.

By:

ACCEPTED AND AGREED TO:



Date: __12-15-2008__

Exhibit 10.27

SOUTHERN STAR CENTRAL CORP.
SOUTHERN STAR CENTRAL GAS PIPELINE, INC.
4700 Highway 56
Owensboro, KY 42301

Amended and Restated Effective January 1, 2009

Mr. Jerry L. Morris
4429 Hillcrest Oaks
Owensboro, KY 42303

Dear Jerry:

This letter (referred to herein as the "Agreement") when signed by both of us, amends and restates in their entirety, except as specifically stated in Paragraph 11, the terms and conditions upon which you, Jerry L. Morris ("you" or the "Executive"), will be employed by Southern Star Central Gas Pipeline, Inc. ("SSCGP"), a wholly owned subsidiary of Southern Star Central Corp. (the "Company"). It amends and restates a prior version hereof dated November 20, 2006 in order to reflect terms now required in order to avoid excise taxes and other adverse tax consequences under Section 409A Internal Revenue Code (the "Code"), and shall be construed, if and where ambiguous, in a fashion consistent with the requirements of that Code section.

1.   During the term of your employment hereunder, you will work for SSCGP in an executive capacity with a title no less senior than Chief Executive Officer and President and will report to the Chairman of the Board of the Company (the "Chairman") or the Board of Directors of the Company (the "Board"). You will have such powers, perform such duties and hold such offices as may be assigned or delegated to you from time to time by the Chairman or the Board. You will devote your full attention and expend your best efforts, energies and skills on an exclusive and full-time basis to the business of SSCGP and its affiliates. Your principal place of employment will be in Owensboro, Kentucky, except for such time as you may be required to travel in connection with the performance of your duties; however, subject to Paragraph 4(d), you acknowledge that the Chairman or the Board may change your principal place of employment, upon reasonable notification and accommodation of transition related issues, provided that in each case such accommodation will be at the full discretion of the Chairman or the Board. The effective date of the Agreement is August 11, 2005.

2.   In full consideration of all of the services to be rendered by you under this Agreement, SSCGP will pay you a base salary at the rate of two hundred ten thousand dollars ($210,000) per year (that being the effective rate commencing August 11, 2005) during the term of your employment hereunder, payable in accordance with SSCGP's existing compensation policies. Your base salary will be reviewed during the term of your employment hereunder at such times as the salaries of executive officers in general are reviewed and may be increased (but not decreased), at the sole discretion of the board of directors of SSCGP (the "SSCGP Board"), taking into account, among other things, individual performance and general business conditions. You will also be eligible to receive an annual incentive bonus in an amount up to 100% of your base salary (the "Annual Bonus Award Percentage") in accordance with the SSCGP or the

Exhibit 10.27

Company Incentive Bonus Plan then in effect as applicable to the Executive, subject to the review and adjustment by SSCGP or the Company in the ordinary course of business. Any bonus so determined will be paid in all events on or about the first pay date in March (and in no event later than March 15) of the year following the year to which it relates.

3.   In addition to the foregoing compensation, you shall be entitled, during the term of your employment hereunder, to the following:

(a)   Participation in and coverage under the medical insurance, dental insurance, retirement, 401(k) savings and other similar plans and programs that are generally provided by SSCGP to its employees, in each case in accordance with the terms and subject to the conditions of such plans and programs as in effect from time to time hereafter (including deduction by SSCGP from your compensation of such amounts as may be necessary for the maintenance of such coverage), except as otherwise provided in this Agreement.

(b)   Paid vacations and holidays in accordance with SSCGP's policy generally applicable to its employees as in effect from time to time hereafter.

(c)   Reimbursement of all authorized, reasonable travel, entertainment and other expenses paid or incurred by you in the performance of your business obligations hereunder and in accordance with SSCGP's policies and guidelines as in effect from time to time hereafter. You shall provide receipts or other appropriate evidence of such expenses as SSCGP may request from time to time. If and to the extent that any reimbursable expenses are taxable income to you, you understand that you must submit a claim for reimbursement, in time to receive that reimbursement no later than the end of the year in which the expense is incurred, or, if later, 2½ months after the expense was actually incurred by you.

4.   (a)   Subject to earlier termination pursuant to the provisions of Paragraphs 4(b), 4(c), 4(d), 4(e) and 4(f) below, the term of your employment hereunder is for a period of five (5) years commencing as of August 11, 2005 and terminating on the fifth anniversary thereof (the "Initial Term"); provided, however, the term of this Agreement shall be automatically extended for one-year terms on the expiration of the Initial Term or such extended term unless either party to this Agreement notifies the other in writing at least ninety (90) days prior to the expiration of the Initial Term or any extended term that such party does not want the term to be extended.

(b)   In the event of your death at any time during the term hereof, your employment by SSCGP shall be deemed to have ceased as of the date of your death without notice to your estate. If, during any twelve (12) month period (not limited to a calendar year), you are absent from your employment or substantially unable to perform such duties as are required of you pursuant to the provisions hereof by reason of illness or other incapacity, or any other cause of whatsoever nature, notwithstanding any reasonable accommodation as may be required by applicable law, for more than ninety (90) consecutive days, SSCGP may, upon at least ten (10) days' prior written notice to you (which notice shall fix the date of termination of this Agreement) terminate the term of your employment hereunder. Upon the termination of the term of your employment hereunder as aforesaid, except as provided in Paragraph 6, the Company and its subsidiaries and affiliates shall be relieved of any and all further obligations to you arising out of this Agreement, except for benefits available to you under SSCGP's benefit

2

Exhibit 10.27

plans, any accrued and unpaid salary and vacation benefits, a prorated incentive bonus (payable no later than the end of the year of your death or other applicable termination, or, if later, 2½ months after that date) assuming you would have achieved the maximum bonus for which you were eligible and any authorized but unreimbursed expenses.

(c)   During the term of your employment hereunder, in the event the Board directs a change in the Executive's principal place of employment to a location that is more than 50 miles from the Executive's current place of employment, Executive shall have the right to terminate this agreement and except as provided in Paragraph 6, Executive shall receive, in lieu of any other severance benefit payable under the terms of this Agreement, a severance payment equal to the severance payment otherwise payable to an eligible employee with equivalent service under the Southern Star Severance Pay Plan (Non-union) ("SSCGP Severance Plan").

(d)   If, during the term of this Agreement, your employment is involuntarily terminated by SSCGP other than for death, disability or Cause, as that term is defined below, or, if your employment is voluntarily terminated by you for Good Reason as defined below, except as provided in Paragraph 6, you will be paid a severance benefit equal to two (2) times your annual base salary then in effect plus an amount equal to an average of your Annual Bonus Award Percentage paid during the term of this Agreement, including any subsequent renewal periods, for up to the three full years preceding the termination of your employment, applied to your annual base salary then in effect. For purposes of this Agreement, your annual bonus shall mean the amount paid to you under the SSCGP or Company Incentive Bonus Plan and shall not include any compensation which may be payable to you pursuant to Paragraph 6 of this Agreement or any other incentive compensation program or award. Any severance pay set forth in this Paragraph 4(d) shall be paid in one lump sum payment within 30 days after the effective date of your employment termination date, net of applicable withholding taxes and any other amounts due the Company or any of its subsidiaries or affiliates.

(i)   If and to the extent any amounts payable as severance hereunder (including any amounts payable after employment terminates pursuant to Paragraph 6 hereof) is not exempt from Section 409A of the Code as severance compensation or a short term deferral (both as defined in regulations under that Code Section), it shall be payable only if the termination of employment also constitutes a "separation from service" from SSCGP and all members of a commonly controlled group as defined in Section 414(b) and (c) of the Code (using 80% common control, rather than 50% as is permissible under Code Section 409A), which separation shall be deemed to have occurred only at the date that you and SSCGP reasonably anticipate your services in any capacity (employee, independent contractor, etc.) will permanently decline to a level of less than 20% of those that were rendered in the 36 months preceding such date, other than on account of less-than-6 months leave of absence or other situation under which you have a right to reemployment, all as more fully described in Treas. Reg. 1.409A-1(h).

(ii)   If you resign voluntarily from SSCGP other than for Good Reason, as defined below, you will not be entitled to any benefits set forth in this Paragraph 4(d). As a condition of receiving the consideration set forth in this Paragraph 4(d), you will be required to sign a general waiver and release of any claims you may have against SSCGP,

3

Exhibit 10.27

the Company, and any of its subsidiaries or affiliates as well as a nonsolicitation agreement.

(iii)   If you receive severance benefits under the terms of this Paragraph 4(d), you shall not be entitled to any severance benefits under the SSCGP Severance Plan.

(iv)   Notwithstanding any provision of the SSCGP post-retirement medical benefit plan to the contrary, if during the term of this Agreement your employment is involuntarily terminated on or after the attainment of age 50 but before age 55, other than for death, disability or Cause, then for so long as the Company offers retiree health coverage, you will be paid an additional dollar amount in severance each month equal to 120% of the Company's then-total cost per month of coverage for its most similarly situated qualifying retirees (e.g., the pre-age 65 retiree rate when you are under age 65, the post-age 65 rate when you exceed that age, and 2 party versus family coverage levels, as applicable to you at the time of each payment). This amount may be used by you to pay the cost of continued benefits under the SSCGP medical plans, which plans shall provide for your continued access to coverage thereunder at the same total cost paid from time to time by retiree COBRA participants therein, and continuing for the entire period when such plans would cover former employees who qualify for retiree medical coverage under such plans.

(v)   Notwithstanding any provision of the SSCGP pension plan to the contrary, if during the term of this Agreement your employment is involuntarily terminated on or after the attainment of age 50 but before you qualify for early retirement thereunder at age 55, other than for death, disability or Cause, you will be paid directly from SSCGP at your age 55, in a lump sum, the "actuarial value" of the "lost pension opportunity, " as defined below. The lost pension opportunity will be equal to the difference between:

(A) your pension commencing at age 55 (i.e., reduced for early commencement) calculated under the SSCGP tax-qualified plan as if you'd been age 55 at termination (and adding the years of service you would have had by then, and using as final average pay an amount determined at your age 55 as if your compensation had continued from your date of termination until age 55 at the level reported for the most recently completed 12 month period preceding your date of termination), and

(B) the amount of pension benefit the tax-qualified plan can actually pay commencing at age 55 (i.e., reduced for early commencement) based on actual service, final average pay and your younger age of termination.

The determination of the actuarial value of the lost pension opportunity will depend upon whether the benefits payable under the tax-qualified plan are eligible to be paid in the form of a lump sum at your age 55, under the terms of the plan and applicable provisions of the Internal Revenue Code and regulations thereunder.

Exhibit 10.27

If the benefits payable under the tax-qualified plan are <u>not</u> eligible to be paid in the form of a lump sum at your age 55, then the actuarial value of the lost pension opportunity shall be determined by converting the lost pension opportunity to an actuarially equivalent single sum payment as of age 55, using the definition of actuarial equivalence applicable to participants of the tax-qualified plan who have <u>not</u> met the eligibility requirements for a lump sum at age 55 under the plan.

If the benefits payable under the tax-qualified plan <u>are</u> eligible to be paid in the form of a lump sum at your age 55 (even if subject to escrow), then the actuarial value of the lost pension opportunity will be determined as the excess of (I) over (II), where:

(I) is the actuarially equivalent single sum payment as of age 55 of the amount determined in (A) above, using the definition of actuarial equivalence applicable to participants of the tax-qualified plan who <u>have met</u> the eligibility requirements for early retirement benefits under the plan, and

(II) is the actuarially equivalent single sum payment as of your age 55 that is eligible to be paid from the tax-qualified plan.

In all cases the above calculations shall be determined using the tax-qualified plan's actuarial assumptions for conversion of one form or time of benefit to another. Provided, however, the Company, SSCGP or their affiliates may, at their sole discretion provide some or all of the additional benefits or the value of the additional benefits contemplated under this sentence under new or existing nonqualified benefit plans of the Company, SSCGP or their affiliates, and such benefits, if provided under other such plans, shall fulfill all of SSCGP's obligations pursuant to this paragraph, provided that those other plans cannot pay at a time earlier than, or later than the time provided for the supplemental benefit hereunder, other than pursuant to a delay in payment election that meets the requirements of Section 409A of the Code.

(e)   SSCGP shall have the right at any time to terminate your employment hereunder for Cause, which termination shall be effective immediately upon the issuance by SSCGP of written notice to you. For the purposes of this Agreement, "Cause" shall mean (i) the intentional refusal (except by reason of incapacity due to physical or mental illness or disability) by you to devote your entire business time to the performance of your duties hereunder as provided in Paragraph 1 above, (ii) a breach by you of the provisions of SSCGP's Trade Secret Agreement (a copy of which is annexed hereto as Exhibit A), (iii) your conviction (including a conviction on a nolo contendre plea) of a felony, (iv) your theft or misappropriation of assets of SSCGP, or any of its subsidiaries or affiliates, (v) any willful, intentional or grossly negligent act by you having the effect of injuring the reputation or business of SSCGP, or any of its subsidiaries or affiliates, or (vi) your repeated or continued failure, neglect or refusal, to perform your duties as an employee of SSCGP.

(f)   For purposes of this Agreement, "Good Reason" means the good faith determination by the Executive that any one or more of the following have occurred:

5

Exhibit 10.27

(i)   without the express prior written consent of the Executive, SSCGP effects any material change(s) in any of the position, duties, authority or responsibilities of the Executive which are inconsistent in any material respect with the Executive's position, authority, duties or responsibilities as contemplated by Paragraph 1 of this Agreement, which action is not remedied by SSCGP promptly after receipt of notice thereof given by the Executive;

(ii)   a reduction by SSCGP of Executive's base annual salary as in effect on the Effective Date, or as the same may be increased from time to time thereafter without the consent of the Executive;

(iii)   any failure by the SSCGP to comply with any of the provisions of Paragraph 3 of this Agreement, other than an insubstantial and inadvertent failure remedied by SSCGP promptly after receipt of notice thereof given by the Executive; or

(iv)   any purported termination of the Executive's employment which is not effected pursuant to a Notice of Termination (as hereinafter defined). Any termination of Executive's employment by SSCGP for Cause or by Executive for Good Reason shall be communicated by written notice of termination to the other party hereto, which notice (a "Notice of Termination") shall indicate the nature of the termination and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for such termination.

Executive's continued employment for a period of up to sixty (60) days from the date of an event giving rise to Good Reason shall not constitute a consent to, or a waiver of rights with respect to, any circumstance constituting Good Reason herein. Executive's continued employment for any period thereafter shall constitute a consent to and a waiver of rights with respect to, any circumstance constituting Good Reason herein (except to the extent there is a pending dispute with respect to the existence of Good Reason within sixty (60) days from the date of the purported event giving rise to Good Reason).

(g)   Notwithstanding any provision to the contrary in this Agreement, if the payments and benefits due to Executive hereunder in connection with or following a Change In Control (provided that such transaction is so considered a change in control as defined in Internal Revenue Code Section 280G), either alone or together with any other payments or benefits received or to be received by Executive from SSCGP and its affiliates (collectively, the "Aggregate Payments"), or any portion thereof, would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code (or any successor thereto), the following provisions shall apply:

(i)   If the net amount that would be retained by Executive after all taxes on the Aggregate Payments are paid would be greater than the net amount that would be retained by Executive after all taxes are paid if the Aggregate Payments were limited to the largest amount that would result in no portion of the Aggregate Payments being subject to such excise tax, Executive shall be entitled to receive the Aggregate Payments.

Exhibit 10.27

(ii)   If, however, the net amount that would be retained by Executive after all taxes were paid would be greater if the Aggregate Payments were limited to the largest amount that would result in no portion of the Aggregate Payments being subject to such excise tax (generally, pursuant to Code Section 280G, 2.99 times the Executive's "base amount" as defined in that Code section and regulations hereunder), the Aggregate Payments to which Executive is entitled shall be reduced to such largest amount.

If (ii) above applies, the Executive shall be entitled to select which payments or benefits shall be eliminated or reduced hereunder, and all determinations hereunder shall be made by legal or accounting counsel acceptable to Executive.

5.   You acknowledge that you have previously executed SSCGP's Trade Secret Agreement (a copy of which is annexed hereto as Exhibit A) and hereby continue to agree to be bound by the terms thereof, all of which are incorporated into and made a part of this Agreement as set forth in full herein.

6.   In further consideration of the services to be performed under this Agreement, in accordance with the requirements of Section 280G(b)(5)(B) of the Internal Revenue Code of 1986 and the regulations promulgated thereunder, and pursuant to the Action of Written Consent of the Shareholders of Southern Star Central Corporation dated August 10, 2005, the Company shall pay you the following amounts as of the dates set forth below, provided that, subject to the exceptions noted below, you remain in employment as of each such date:

Promptly upon the effective date hereof -	$1,050,000
First Anniversary -	$630,000
Second Anniversary -	$630,000
Third Anniversary -	$630,000
Fourth Anniversary -	$630,000
Fifth Anniversary -	$630,000

With the exception of the payment due on the effective date hereof, each payment referred to in this Paragraph 6 shall be paid in one lump sum payment within 30 days after the relevant date, net of applicable withholding taxes. Notwithstanding the provisions of Paragraph 4, if your employment terminates prior to the fifth anniversary of the effective date of this Agreement pursuant to Paragraphs 4(a), 4(b) (due to death but not disability), 4(c) or 4(d), any unpaid amounts per this Paragraph 6 will be paid to you in one lump sum payment, net of applicable withholding taxes, within 30 days after the effective date of your employment termination, provided that, if you resign voluntarily from SSCGP other than for Good Reason as defined in Paragraph 4(f), or are terminated for Cause, as defined in Paragraph 4(e), you will forfeit any unpaid amounts that would otherwise be payable to you per this Paragraph 6. If your employment terminates prior to the fifth anniversary of the Initial Term of this Agreement pursuant to Paragraph 4(b)(due to disability), you will receive any unpaid amounts that would

7

Exhibit 10.27

otherwise be payable to you pursuant to this Paragraph 6 in accordance with the payment schedule set forth above as if there was no termination of employment.

7.   You have represented that you have no agreement with or obligations to others in conflict with this Agreement and that your execution and delivery of this Agreement and your performance of your duties hereunder shall not result in a breach of, or constitute a default under, any agreement or understanding, oral or written, to which you are a party or by which you may be bound. This Agreement and your rights and obligations hereunder may not be assigned or otherwise transferred by you.

8.   Any controversy or claim arising out of or relating to your employment and its termination, including, but not limited to, claims of employment discrimination, this Agreement, the Trade Secret Agreement, or the breach thereof, (except for injunctive relief as provided for below) shall be subject to binding, mandatory arbitration under the auspices of the American Arbitration Association ("AAA") conducted by a single, neutral arbitrator in accordance with the AAA National Rules for the Resolution of Employment Disputes. To the extent permitted by law, each party will pay one half (1/2) of the costs of the arbitration, and the parties shall bear their own attorneys' fees and costs, except that the prevailing party in such arbitration shall reimburse the other party for all reasonable attorneys' fees and disbursements incurred by the prevailing party relating to such arbitration. The parties shall have the right to conduct discovery which provides them with access to documents and witnesses that are essential to the dispute, as determined, by the arbitrator. The arbitrator's written award shall include the essential findings and conclusions upon which the award is based. This mutual agreement to arbitrate disputes does not prohibit or limit either your or the Company's (or any of the Company's subsidiaries or affiliates) right to seek equitable relief from a court for claims involving a violation of the Trade Secret Agreement, including, but not limited to, injunctive relief, pending the resolution of a dispute by arbitration or during limited judicial review. Except for such injunctive relief, claims under the Trade Secret Agreement are subject to arbitration under this Agreement.

9.   In consideration of the employment provided under this Agreement, you agree that during your employment and for a period of one (1) year after termination of your employment, you will not, directly or indirectly, (a) solicit, induce, or influence any employee, consultant or independent contractor of the Company or any of its subsidiaries or affiliates to terminate his or her employment or relationship with the Company or any of its subsidiaries or affiliates or to work for any other business entity or person; or (b) solicit (other than on behalf of the Company or any of its subsidiaries or affiliates), divert, or attempt to divert, the business of any client or customer of the Company or any of its subsidiaries or affiliates in any district, territory, state or country where the Company or any of its subsidiaries or affiliates conducts business.

10.   You agree that all designs, processes, technologies and inventions,, including new contributions, improvements, formats, packages, programs, drawings, systems, machines, compositions of matter manufactured or sold, developments, applications and discoveries which are related in any manner to the business (commercial or experimental) of the Company or any of its subsidiaries or affiliates (collectively, "New Developments"), whether patentable or not, conceived, developed, invented or made by you or jointly with others during the period of your employment with the Company, shall belong to the Company and the Company shall be the sole

Exhibit 10.27

owner of all the products and proceeds of your services, including intellectual or literary property in any form. You shall further: (a) promptly disclose such New Developments to the Company; (b) assign to the Company without additional compensation, all intellectual property rights to such New Developments for the United States and foreign countries; (c) sign all papers necessary to carry out the foregoing; and (d) give a reasonable amount of testimony in support of your inventorship.

11.   This Agreement shall constitute the entire agreement between you and the Company and any of its subsidiaries or affiliates regarding your employment by the Company and any of its subsidiaries or affiliates and supersedes all prior agreements, arrangements or understandings, whether written or oral, relating thereto other than the Trade Secret Agreement annexed hereto as Exhibit A which shall remain in full force and effect. This Agreement may not be changed or modified except in writing duly signed by each of us as of the date first written above.

12.   This Agreement shall be governed by, construed and enforced in accordance with the internal laws of the State of Kentucky applicable to contracts made and to be performed entirely in such State.

13.   The Company will require any successor (whether direct or indirect, by purchase, merger, consolidation, or otherwise) to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place to the extent the Company does not perform this obligation.

If the foregoing is in accordance with your understanding of the terms of your employment by SSCGP, please sign and return to the undersigned the enclosed duplicate of this letter. Upon our receipt of such fully executed copy, this shall become a binding agreement between us.

SOUTHERN STAR CENTRAL CORP.

By: _Beverly H Griffith_

SOUTHERN STAR CENTRAL GAS PIPELINE, INC.

By: _Beverly H. Griffith_

ACCEPTED AND AGREED TO:

Jerry L. Morris

Jerry L. Morris

Dated: _12/19/08_

9

Exhibit 10.27

EXHIBIT A

Trade Secret Agreement

THIS TRADE SECRET AGREEMENT (the "Agreement") is entered into by and between Jerry Morris ("Morris") and Southern Star Central Corporation (including its affiliates, collectively referred to herein, as the "Company").

In consideration of, and as part of the terms of, the employment or continued employment of Morris by the Company, the compensation paid and to be paid by the Company to Morris, the entrusting to Morris of certain trade secrets and proprietary information of the Company, and the mutual covenants and promises set forth herein, Morris and the Company agree as follows:

1.   Morris understands and acknowledges that:

    (a)   the Confidential Information (as that term is defined below) is a valuable, special and unique asset of the Company;

    (b)   access to and knowledge of the Confidential Information by me may be required so that I can perform my duties as an employee of the Company;

    (c)   it is vital to the Company's legitimate business interests that (1) the confidentiality of the Confidential Information be preserved and (2) the Confidential Information only be used for the benefit of the Company;

    (d)   disclosure of the Confidential Information to any other person or entity outside the Company or use of the Confidential Information by or on behalf of any other person or entity, unless specifically and unambiguously authorized by the Company, would result in irreparable harm to the Company;

    (e)   disclosure or use beyond the permitted scope of Confidential Information entrusted to the Company by its customers and contractors would expose the Company to substantial damages;

    (f)   the Confidential Information is and shall remain the exclusive property of the Company; and

    (g)   nothing in this Agreement shall be construed as a grant to Employee of any rights, title or interest in, to or under the Confidential Information.

2.   Except as expressly directed by the Company, Morris shall not, during or after the term of his employment by the Company, in whole or in part, disclose such Confidential Information to any person, firm, corporation, association or other entity for any reason or purpose whatsoever, nor shall Morris make use of any such Confidential Information for his own purposes or for the benefit of any person, firm, corporation or other entity under any

A-1

Exhibit 10.27

circumstances during or after the term of his employment; provided that if applicable law restricts the duration of the confidentiality and nonuse obligations set forth in this Section 2 (the "Confidentiality and Non-Use Obligations") for Confidential Information that is not also a trade secret under applicable law (the "Other Confidential Information"), the Confidentiality and Non-Use Obligations as to Other Confidential Information shall remain in effect during the term of your employment by the Company and for a period of seven (7) years thereafter, but shall be perpetual as to trade secrets.

3.   The Confidentiality and Non-Use Obligations shall not apply to such Confidential Information which Morris can establish by clear and convincing written proof: (a) was known by him both prior to employment and other than by disclosure by the Company; (b) was lawfully in the public domain and generally known in the trade prior to its disclosure hereunder, or becomes publicly available and generally known in the trade other than through a breach of this Agreement or breach of any other obligation of confidentiality to the Company; or (c) was specifically and unambiguously authorized for nonconfidential disclosure by a duly authorized executive officer of the Company other than by authority of Morris; provided that only the specific information that meets the exclusion shall be excluded and not any other information that happens to appear in proximity to such excluded portion (for example, a portion of a document may be excluded without affecting the confidential nature of those portions that do not themselves qualify for exclusion).

4.   Morris agrees to notify the Company promptly upon learning about any court order or other legal requirement that purports to compel disclosure of any Confidential Information and to cooperate with the Company in the exercise of the Company's right to protect the confidentiality of the Confidential Information before any tribunal or governmental agency. Disclosure of Confidential Information pursuant to a court order or other legal requirement that purports to compel disclosure of any Confidential Information shall not alter the character of that information as Confidential Information hereunder.

5.   All Confidential Information, including without limitation, all Derivatives and Company Developments, are and shall continue to be the exclusive property of the Company. Immediately upon any termination of Morris' employment or at any time upon the request of the Company, Morris shall deliver to the Company, or its designee, all of such Confidential Information and all other Company property then in Morris' actual or potential possession or control in any tangible or electronic form. If Morris and Company agree that any specific Information or property cannot reasonably be delivered, Morris shall provide reasonable evidence that such materials have been destroyed, including but not limited to, the purging or erasing of any and all computer records and data files.

6.   Morris acknowledges that the Company has received and may in the future receive confidential and proprietary information from third parties subject to a duty on the Company's part to maintain the confidentiality of such information and, in some cases, to use it only for certain limited purposes. Morris agrees that he/she owes the Company and such third parties, both during the term of Morris' employment and thereafter, a duty to hold all such confidential or proprietary information in strictest confidence and not to disclose or use it in any manner that is not consistent with the Company's agreement with such third parties, unless

Exhibit 10.27

expressly authorized to do so by a duly authorized executive officer of the Company other than himself.

7.   Morris acknowledges that all Information stored on or transmitted using Company-owned or Company-leased property or equipment is the property of the Company and is subject to access by the Company at any time without notice.

8   The term "Confidential Information" means all information acquired by you from the Company, its other employees, its suppliers or customers, its agents or consultants, or others, during your employment by the Company, that relates to the present or potential businesses, products or services of the Company, for or under the direction of the Company, whether or not conducted at the Company's facilities, as well as any other information as may be designated by the Company as confidential or that a reasonable person would understand from the circumstances of the disclosure to be confidential; and all information that is derived from any of the foregoing.

SOUTHERN STAR CENTRAL CORP.

By: /s/ Michael Walsh
       Michael Walsh
       Treasurer

ACCEPTED AND AGREED TO:

/s/ Jerry Morris
Jerry Morris

Date: May 13, 2005